

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2022

Steven Helwig
Interim Principal Financial Officer
Radius Health, Inc.
22 Boston Wharf Rd., 7th Floor
Boston, MA 02210

        Re: Radius Health, Inc.
           Form 10-K for the Period Ended December 31, 2021
           Filed February 25, 2021
           Form 8-K Filed November 8, 2021
           File No. 001-35726

Dear Mr. Helwig:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Life Sciences